UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2026

James W. Barge
Chief Financial Officer
Lionsgate Studios Corp.
2700 Colorado Avenue
Santa Monica, CA 90404

Re: Lionsgate Studios Corp.
Registration Statement on Form S-3
Filed May 27, 2026
File No. 333-296286

Dear James W. Barge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Fabiola Urdaneta